UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CALIFORNIA MICRO DEVICES

CORPORATION

(Name of Subject Company (Issuer))

PAC-10 ACQUISITION CORPORATION

(Offeror)

an indirect, wholly-owned subsidiary of

ON SEMICONDUCTOR CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

130439102

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

Senior Vice President, General Counsel and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory R. Hall

David P. Lewis

Steven D. Pidgeon

DLA Piper LLP (US)

2525 East Camelback Road

Suite 1000

Phoenix, Arizona 85016

(480) 606-5100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$111,500,000	$7,949.95

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $4.70 cash per share based on an aggregate of (i) 23,073,189 outstanding shares of Common Stock of California Micro Devices Corporation; and (ii) 5,233,784 shares of Common Stock of California Micro Devices Corporation that were subject to and reserved for issuance with respect to all outstanding options and restricted stock units settleable in Common Stock, in each case as provided by California Micro Devices Corporation as of December 14, 2009, the most recent practicable date.
(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

TABLE OF CONTENTS

		Page

Item 1.	Summary Term Sheet	1

Item 2.	Subject Company Information	1

Item 3.	Identity and Background of Filing Person	1

Item 4.	Terms of the Transaction	1

Item 5.	Past Contacts, Transactions, Negotiations and Agreements	2

Item 6.	Purposes of the Transaction and Plans or Proposals	2

Item 7.	Source and Amount of Funds or Other Consideration	2

Item 8.	Interest in Securities of the Subject Company	3

Item 9.	Persons/As sets Retained. Employed. Compensated or Used	3

Item 10.	Financial Statements	3

Item 11.	Additional Information.	3

Item 12.	Exhibits	4

Item 13.	Information required by Schedule 13E-3	4

SIGNATURE		5

EX-99.(a)(l)(A)
EX-99.(a)(l)(B)
EX-99.(a)(l)(C)
EX-99.(a)(l)(D)
EX-99.(a)(l)(E)
EX-99.(a)(5)(A)
EX-99.(a)(5)(B)
EX-99.(a)5)(C)
EX-99.(d)(l)
EX-99.(d)(2)
EX-99.(d)(3)
EX-99.(d)(4)
EX-99.(d)(5)
EX-99.(d)(6)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) PAC-10 Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON”), and (ii) ON. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), at a purchase price of $4.70 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 28, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is California Micro Devices Corporation, a Delaware corporation. California Micro Devices Corporation’s principal executive offices are located at 490 North McCarthy Boulevard, Suite 100, Milpitas, California 95035. California Micro Devices Corporation’s telephone number at such address is (408) 263-3214.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of California Micro Devices. California Micro Devices has advised ON that, on December 14, 2009, there were an aggregate of (i) 23,073,189 Shares issued and outstanding, (ii) 5,233,784 Shares subject to and reserved for issuance upon exercise of outstanding California Micro Devices options granted under the 1995 Employee Stock Option Plan and sub-plan of the 1995 Employee Stock Option Plan for employees and consultants of the United Kingdom, the 1995 Non-Employee Directors Plan and the 2004 Omnibus Incentive Compensation Plan, (iii) 643,177 Shares subject to and reserved for issuance under the 2004 Omnibus Incentive Compensation Plan and the sub-plan of the 1995 Employee Stock Option Plan for employees and consultants of the United Kingdom, (iv) 289,356 Shares subject to and reserved for issuance pursuant to California Micro Devices’ 1995 Employee Stock Purchase Plan, and (v) a total of 25,000 restricted stock units settleable in Shares outstanding.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by ON and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning ON and the Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning ON and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning ON and the Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated December 28, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by ON Semiconductor Corporation and California Micro Devices Corporation on December 14, 2009, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(a)(5)(B)	Form of Summary Advertisement as published on December 28, 2009 in The New York Times.

(a)(5)(C)	Press Release issued by ON Semiconductor Corporation on December 28, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of December 14, 2009, by and among ON Semiconductor Corporation, PAC-10 Acquisition Corporation and California Micro Devices Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(d)(2)	Form of Tender and Voting Agreement, dated December 14, 2009, among ON Semiconductor Corporation, PAC-10 Acquisition Corporation, California Micro Devices Corporation and each of the following officers and/or directors of California Micro Devices Corporation: Robert V. Dickinson, Kevin Berry, Kyle Baker, Daniel Hauck, Jurgen Lutz, Manuel Mere, Dr. Ed Ross, Jon S. Castor, John Fichthorn, J. Michael Gullard, Kenneth Potashner and David Wittrock, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(d)(3)	Form of Tender and Voting Agreement, dated December 14, 2009, by and among ON Semiconductor Corporation, PAC-10 Acquisition Corporation, California Micro Devices Corporation and Dialectic Capital Management, LLC, incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(d)(4)	Mutual Non-Disclosure Agreement, dated as of April 30, 2009, by and between ON Semiconductor Corporation and California Micro Devices Corporation.

(d)(5)	Amendment to Non-Disclosure Agreement, dated December 14, 2009, by and between ON Semiconductor Corporation and California Micro Devices Corporation.

(d)(6)	Exclusivity Agreement, dated as of November 26, 2009, by and between ON Semiconductor Corporation and California Micro Devices Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Executive Vice President, Chief Financial Officer and Treasurer

PAC-10 ACQUISITION CORPORATION

By:	/S/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title	Chief Financial Officer and Treasurer

Date: December 28, 2009

INDEX TO EXHIBITS

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated December 28, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by ON Semiconductor Corporation and California Micro Devices Corporation on December 14, 2009, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(a)(5)(B)	Form of Summary Advertisement as published on December 28, 2009 in The New York Times.

(a)(5)(C)	Press Release issued by ON Semiconductor Corporation on December 28, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of December 14, 2009, by and among ON Semiconductor Corporation, PAC-10 Acquisition Corporation and California Micro Devices Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(d)(2)	Form of Tender and Voting Agreement, dated December 14, 2009, among ON Semiconductor Corporation, PAC-10 Acquisition Corporation, California Micro Devices Corporation and each of the following officers and/or directors of California Micro Devices Corporation: Robert V. Dickinson, Kevin Berry, Kyle Baker, Daniel Hauck, Jurgen Lutz, Manuel Mere, Dr. Ed Ross, Jon S. Castor, John Fichthorn, J. Michael Gullard, Kenneth Potashner and David Wittrock, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(d)(3)	Form of Tender and Voting Agreement, dated December 14, 2009, by and among ON Semiconductor Corporation, PAC-10 Acquisition Corporation, California Micro Devices Corporation and Dialectic Capital Management, LLC, incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation on December 14, 2009.

(d)(4)	Mutual Non-Disclosure Agreement, dated as of April 30, 2009, by and between ON Semiconductor Corporation and California Micro Devices Corporation.

(d)(5)	Amendment to Non-Disclosure Agreement, dated December 14, 2009, by and between ON Semiconductor Corporation and California Micro Devices Corporation.

(d)(6)	Exclusivity Agreement, dated as of November 26, 2009, by and between ON Semiconductor Corporation and California Micro Devices Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.